November 19, 2014

Mr. H. Roger Schwall, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	SandRidge Energy, Inc.

File No. 001-33784

Dear Mr. Schwall,

SandRidge Energy, Inc. (the “Company” or “SandRidge”) hereby submits this letter as a follow up to its September 26, 2014 letter in response to the letter (the “August 15 Letter”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), sent via email on August 15, 2014, which addresses subjects that have been the subject of comment letters and an email previously sent by the Staff (on July 30, 2013; November 13, 2013; February 4, 2014; and June 3, 2014) and responded to by the Company (on August 21, 2013; December 13, 2013; February 19, 2014; and August 19, 2014).

Set forth below in italics is the text of Comment 2 contained in the August 15 Letter, followed by our response thereto. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the 2012 Form 10-K.

Comment 2

Note 12 - Construction Contracts, page F-34

2. We have read your response to prior comment one, setting forth your views on the accounting for both the annual, and end-of-contract CO2 delivery shortfall liabilities, and understand that while you believe FASB ASC 450-20 is applicable, you have not accrued a liability for the end-of-contract penalty because you do not yet consider payment to be probable and estimable. However, we also note that you recorded a liability for the 2013 annual CO2 delivery shortfall on December 31, 2013, even though the amount appears to have been estimable in an earlier period of time and possibly at the beginning of 2013. For example, you disclose on pages 6, 78 and F-42 of your 2012 Form 10-K that “the Company expects to accrue between $29.5 million and $36.0 million at December 31, 2013,” due to the penalty provisions of the treating agreement.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

We understand that your annual delivery requirements would be assessed on a calendar year basis under your agreement in applying FASB 450-20. Accordingly, you should recognize the probable loss each fiscal quarter once it becomes reasonably estimable, i.e. when you expect an annual shortfall to occur and require a penalty payment on January 1 of the following calendar year, as a liability pursuant to FASB ASC 450-20-25-1 and 25- 2. A similar approach should be applied to the end-of contract penalty provisions.

Please revise your financial statements accordingly; if you believe the effects would not be material and prefer to limit compliance to future filings, please submit the analysis underlying your view. In either case, please revise your disclosures under this heading and MD&A where indicated and appropriate, to include the following information.

•	The cumulative under-delivered quantity of CO2 at each balance sheet date, the amount of the possible end-of-contract penalty related to this quantity, and the extent to which this has been accrued each period based on your probability assessments.

•	The annual penalty that will arise based on current period under-deliveries unless over-deliveries are made during the remainder of the year, and the extent to which this has been accrued each period based on your probability assessments.

•	Any constraints on your ability to over-deliver CO2 in future years to offset the cumulative under-deliveries to date, including a discussion of plant capacity, and the manner by which this is shared with the counterparty.

•	Any reasonably possible future delivery scenarios having material implications should be addressed in MD&A (e.g., the extent to which you are expecting delivery shortfalls to continue should be addressed if it is reasonably possible that future over-deliveries will be materially insufficient to offset these amounts).

•	Salient details of the provisions which govern your ability to reduce liquidating damages and to terminate the contract early, including the amounts you would need to pay, the manner in which these are calculated at any given date, and your assessment of any reasonably possible scenarios evoking these provisions.

•	Clarify the meaning of the language “net of any accrued annual shortfalls” that is used on page 31 of your June 30, 2014 Form 10-Q in discussing the remaining quantities to be delivered under your contract.

•	The annual and end-of-contract penalty per Bcf amounts should accompany any related discussion of the CO2 delivery shortfalls.

Response

Background

The Company believes it would be helpful to provide additional clarity about its analysis at the inception of the treating agreement regarding the appropriate accounting for the annual shortfall penalty. In that regard, the Company notes that there is no single comprehensive standard addressing the accounting for expected losses on executory contracts except when an arrangement is within the scope of certain industry-specific and transaction-specific guidance that specifically provides for the accrual of losses, such as the following:

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

•	A firm purchase commitment for goods or inventory under ASC 330 – Inventory

•	Construction or production-type contracts within the scope of ASC 605-35 – Revenue Recognition – Construction-Type and Production-Type Contracts

•	An operating lease that is subleased subject to ASC 840, including ASC 840-20-25-15 and ASC 840-30-35-13, or ASC 420

•	Certain executory contracts subject to ASC 420 – Exit or Disposal Cost Obligations

•	An insurance contract with a premium deficiency subject to ASC 944-60

•	Certain derivative contracts within the scope of ASC 815 – Derivatives and Hedging

•	Arrangements accounted for pursuant to ASC 985-605 – Software – Revenue Recognition.

Accordingly, we evaluated whether a loss should be recognized under ASC 420. ASC 420-10-30-7 through 30-9 requires the recognition of a liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity at its cease-use date. However, since the commencement of the Century Plant treating agreement (which is an executory contract) the Company has consistently utilized a part of the Century Plant’s processing capacity. Therefore, given that the Company continues to utilize the Century Plant and has not terminated the contract or agreed to a cease-use date, it would not be appropriate under this guidance to record a liability that contemplated future annual periods. Furthermore, while the Emerging Issues Task Force (“EITF”) of the Financial Accounting Standards Board discussed loss recognition for all other firmly committed executory contracts from the perspective of the buyer in EITF Issue No. 99-14, “Recognition by a Purchaser of Losses on Firmly Committed Executory Contracts”, the EITF did not reach a consensus on the issue. Accordingly, there is no current authoritative accounting guidance that would support the accelerated recognition of future periodic costs attributable to a firmly committed executory contract unless that contract has been terminated.

Due to the lack of specific guidance with respect to the accounting for executory contracts, the Company determined the method of accounting for CO2 delivery shortfalls attributable to discrete annual performance periods within the Century Plant treating agreement to be one based upon the definition of a liability. Paragraph 35 of FASB Concepts Statement No. 6, Elements of Financial Statements, defines a liability as “…probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events.” Paragraph 36 provides further discussion of the characteristics of a liability, stating that “A liability has three essential characteristics: (a) it embodies a present duty or responsibility to one or more other entities that entails settlement by probable future transfer or use of assets at a specified or determinable date, on occurrence of a specified event, or on demand, (b) the duty or responsibility obligates a particular entity, leaving it little or no discretion to avoid the future sacrifice, and (c) the transaction or other event obligating the entity has already happened.” Because the definition of a liability indicates that the probable sacrifice of economic benefits in the future must have resulted from past transactions or events and the annual shortfall penalty, calculated in accordance with the terms of the Century Plant treating agreement, is based upon CO2 deliveries made within discrete annual performance periods, the Company believed the accrual of a liability

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

for an annual delivery shortfall under the agreement would not be recognized until the end of the year because lower CO2 volumes delivered in any day (or month or quarter) within the annual period could be offset by higher or adequate CO2 volumes delivered in another day (or month or quarter) within the same annual period. Therefore, the Company believed that accrual at the end of the period when the penalty could be accurately calculated was acceptable in accordance with available guidance.

Notwithstanding the earlier determination that its method of accounting for the Century Plant treating agreement was acceptable, as a result of discussions with the Staff, the Company has concluded that an alternative approach with respect to this specific contract would be to review the annual shortfall penalty on a quarterly basis as a loss contingency under the guidance of ASC 450-20, consistent with the analysis of the end-of-contract penalties, and to apply the guidance in ASC 450-20-25-2 for purposes of its quarterly financial statements. Under the guidance of ASC 450-20-25-2, as natural gas is delivered and processed over each quarterly period, a portion of the under delivery penalty will potentially be incurred for which the final outcome will not be determined until all deliveries and processing for the annual period have occurred or failed to occur. Therefore, in accordance with ASC 450-20-25-2, at the end of each quarterly period, the Company should assess whether it is probable that it will be obligated to pay any annual shortfall penalty attributable to its performance under the contract during the portion of the annual performance period completed thus far. This method of recording only probable losses attributable to the portion of the annual period completed thus far is consistent with the concepts noted within ASC 450-20-25-2, which indicate that even reasonably estimable losses shall not be accrued if it is not probable that a liability has been incurred at the date of the financial statements because those losses relate to a future period rather than the current or a prior period. Additionally, the referenced guidance states that the attribution of a loss to events or activities of the current or prior periods is an element of liability incurrence.

Annual Shortfall Penalty

In accordance with the guidance described above under ASC 450-20, the Company has performed for each applicable quarterly period of 2012, 2013 and 2014 an analysis to determine (i) an estimated delivery shortfall attributable to each period (ii) the probability that the Company will be required to pay a $0.25 per Mcf annual under delivery penalty attributable to these calculated periodic delivery shortfalls and (iii) if probable, the proper expense/loss to be accrued. Results of this analysis are presented below. The Company intends to apply the same analysis to all future quarterly periods during the remaining term of the treating agreement.

(i)	Estimated Period Shortfall

This volume is determined at the end of each period based upon a comparison of the average daily quantity of CO2 delivered to date during the current annual performance period and the average daily CO2 deliveries necessary to meet the delivery requirement for the current annual performance period (“average daily requirement”). Calculated: (average daily requirement less actual average daily year-to-date CO2 deliveries) multiplied by the number of days elapsed in the current annual performance period.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

(ii)	Probability

In order to determine whether or not it is probable that the Company will be required to pay a $0.25 per Mcf annual under delivery fee attributable to shortfall volumes calculated in (i) above, an analysis of total CO2 deliveries the Company expects to make during the remainder of the annual period is performed, subject to available processing capacity for the remainder of the annual performance period. This analysis considers (a) deliveries expected from currently producing wells, as well as (b) the Company’s current intent with respect to its operating activities for the remainder of the annual performance period (e.g. whether it intends to resume drilling in the WTO as a result of changes in oil and/or natural gas prices during the period) and (c) the Company’s current intent or lack thereof to deliver CO2 under the agreement via purchases from third party producers of CO2 or natural gas for processing at the Century Plant.

(iii)	Accrual

If, based upon the analysis performed in (ii), the Company determines that it is probable that it will pay a $0.25 per Mcf penalty attributable to all or a portion of the shortfall volumes determined in (i), such penalty shall be accrued as of the current period end.

Results of the above analysis for each annual period are as follows:

2012

Estimated Period Shortfall

As the Century Plant was placed into service on September 1, 2012, the annual requirements under the contract became effective at that time, with the 2012 annual requirement included in the terms of the agreement adjusted pro rata for the four-month period then remaining in 2012. The following table presents the estimated penalty attributable to the applicable periods using the above analysis as of each quarter end (dollars in thousands, except penalty per Mcf):

	Q3 2012	Q4 2012
	Estimated Period Expense	Actual
Average daily required MMCF	354.934
Average daily delivered MMCF	81.425

Average daily required less delivered MMCF	273.509
YTD Days in Period	30
Penalty per MCF	$0.25

Estimated Period Shortfall	$2,051
YTD estimate	$2,051	$8,481
QTD estimate	$2,051	$6,430

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

Probability and Estimated Accrual

At the end of each quarter, the Company’s analysis indicated an excess of the average daily requirement in comparison to the average daily deliveries and, therefore, indicated a delivery shortfall attributable to that quarter. At September 30, 2012, the Company intended to continue to produce and deliver natural gas from all active wells in the WTO for the remainder of the annual performance period, but its drilling plan at that time did not include plans to drill in the WTO nor did the Company intend to purchase CO2 or unprocessed natural gas from other producers for delivery and processing at the Century Plant. Based on an analysis of CO2 volumes estimated to be delivered from production of the active WTO wells during the remainder of 2012, estimated CO2 deliveries for the 2012 performance period were not expected to be sufficient to overcome the volume shortfall attributable to the interim period ended September 30, 2012. Therefore, the Company’s analysis indicates that payment of an annual penalty was probable at that time, with approximately $2.1 million attributable to the third quarter volume shortfall. The actual annual penalty expense attributable to the total 2012 annual shortfall of $8.5 million was recorded in the fourth quarter of 2012 and was, therefore, fully accrued in the statement of operations for the year ended December 31, 2012 included in the Form 10-K for 2012.

2013

Estimated Period Expense/Loss

The following table presents the estimated penalty attributable to each period in 2013 as determined using the above analysis as of each quarter end (dollars in thousands, except penalty per Mcf):

	Q1 2013	Q2 2013	Q3 2013	Q4 2013
	Estimated Period Expense	Estimated Period Expense	Estimated Period Expense	Actual
Average daily required MMCF	424.931	424.931	424.931
Average daily delivered MMCF	71.325	70.725	69.148

Average daily required less delivered MMCF	353.606	354.206	355.783
YTD Days in period	90	181	273
Penalty per MCF	$0.25	$0.25	$0.25

Estimated Period Shortfall	$7,956	$16,028	$24,282
YTD accrual	$7,956	$16,028	$24,282	$32,675
QTD accrual	$7,956	$8,072	$8,254	$8,393

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

Probability and Estimated Accrual

At the end of each quarter of 2013, the analysis indicated an excess of the average daily requirement in comparison to the average daily deliveries and, therefore, indicated a delivery shortfall attributable to each quarterly period of 2013. At the end of each quarter of 2013, the Company intended to continue to produce and deliver natural gas from all active wells in the WTO for the remainder of the current annual period, but its drilling plan at that time did not include plans to drill in the WTO nor did the Company intend to purchase CO2 or unprocessed natural gas from other producers for delivery and processing at the Century Plant. Therefore, based on expected deliveries for the remainder of the annual performance period, the analysis indicated that a payment was probable for each of the quarterly periods, with amounts shown above in the row labeled “QTD accrual” attributable to the quarterly periods’ volume shortfalls. The actual annual penalty expense attributable to the total 2013 annual shortfall of $32.7 million was recorded in the fourth quarter of 2013 and was, therefore, fully accrued in the statement of operations for the year ended December 31, 2013 included in the Form 10-K for 2013. See Exhibit A for the assessment performed by Management for each quarter end.

2014

Estimated Period Expense/Loss

The following table presents the estimated penalty attributable to the first and second quarters of 2014 as determined using the above analysis as of each quarter end (dollars in thousands, except penalty per Mcf):

	Q1 2014	Q2 2014
	Estimated Period Expense	Estimated Period Expense
Average daily required MMCF	428.679	428.679
Average daily delivered MMCF	58.846	57.930

Average daily required less delivered	369.833	370.749
YTD Days in period	90	181
Penalty per MCF	$0.25	$0.25

Estimated Period Shortfall	$8,321	$16,776
YTD accrual	$8,321	$16,776
QTD accrual	$8,321	$8,455

Probability and Estimated Accrual

At the end of each of the first and second quarters of 2014, the analysis indicated an excess of the average daily requirement in comparison to the average daily deliveries and, therefore, indicated a delivery shortfall attributable to each of the quarters. At the end of each quarter, the Company intended to continue to produce and deliver natural gas from all active wells in the WTO for the remainder of the current annual period, but its drilling plan at that time did not include plans to drill in the WTO nor did the Company intend to purchase CO2 or unprocessed natural gas for delivery and processing at the Century Plant. Therefore, based on expected deliveries for the remainder of the annual performance period, the analysis indicated that a payment was probable for each of the quarterly periods, with amounts shown above in the row labeled “QTD accrual” attributable to the quarterly periods’ volume shortfalls. See Exhibit A for the assessment performed by Management for each quarter end.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

All Periods - End-Of-Contract Penalty

A similar approach to the method described above was applied to determine if any end-of-contract penalties ($0.70 per Mcf) should be accrued as of the end of any of the interim periods in the analysis. As discussed in previous comment letter responses, the Company is not currently able to determine whether payment of such end-of-contract penalties attributable to estimated delivery shortfalls occurring thus far are probable due to the sensitivity of drilling activity to market prices for natural gas, provisions within the treating agreement allowing annual delivery shortfalls to be recouped in subsequent periods within the term of the agreement and the length of time remaining in the term of the treating agreement. In that regard, the Company’s most recent analysis indicates that it could shut in current production for more than a decade before processing capacity became a limiting factor. Therefore, the end-of-contract penalty attributable to delivery shortfalls incurred to date is not probable and not reasonably estimable for any periods included in the assessment. The Company will continue to perform an analysis each quarter to determine whether payment of end-of-contract penalties is probable with respect to delivery shortfalls incurred in current and prior periods. This analysis will include an assessment of (i) the Company’s planned future operational activity as well as (ii) whether or not adequate daily available processing capacity exists for the remaining term of the contract in order to allow the Company to meet the total contract volume requirement.

Financial Statement Impact Analysis

An analysis of the impact of the estimated unrecorded under delivery penalty for each quarterly and year-to-date period is as follows:

	QTD September 30, 2012				YTD September 30, 2012				QTD December 31, 2012
(in thousands)	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change
Production expense	137,033	139,084	(2,051)	-1%	342,824	344,875	(2,051)	-1%	134,330	132,279	2,051	2%
Total expense	608,669	610,720	(2,051)	0%	857,981	860,032	(2,051)	0%	1,547,788	1,545,737	2,051	0%
(Loss) income before taxes	(159,579)	(161,630)	2,051	-1%	440,727	438,676	2,051	0%	(294,518)	(292,467)	(2,051)	1%
Net (loss) income	(159,752)	(161,803)	2,051	-1%	541,100	539,049	2,051	0%	(294,530)	(292,479)	(2,051)	1%
Adjusted net income	29,613	27,562	2,051	7%	87,566	85,515	2,051	2%	35,287	37,338	(2,051)	-6%
Adjusted EBITDA	297,490	295,439	2,051	1%	751,615	749,564	2,051	0%	318,215	320,266	(2,051)	-1%

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

	QTD March 31, 2013				QTD June 30, 2013				YTD June 30, 2013
(in thousands)	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change
Production expense	132,501	140,457	(7,956)	-6%	116,811	124,883	(8,072)	-7%	249,312	265,340	(16,028)	-6%
Total expense	871,216	879,172	(7,956)	-1%	426,529	434,601	(8,072)	-2%	1,297,745	1,313,773	(16,028)	-1%
(Loss) income before taxes	(526,830)	(534,786)	7,956	-2%	25,193	17,121	8,072	32%	(501,637)	(517,665)	16,028	-3%
Net (loss) income	(531,259)	(539,215)	7,956	-1%	24,685	16,613	8,072	33%	(506,574)	(522,602)	16,028	-3%
Adjusted net income	2,031	(5,925)	7,956	392%	44,634	36,562	8,072	18%	49,894	33,866	16,028	32%
Adjusted EBITDA	269,853	261,897	7,956	3%	267,560	259,488	8,072	3%	537,413	521,385	16,028	3%

	QTD September 30, 2013				YTD September 30, 2013				QTD December 31, 2013
(in thousands)	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change
Production expense	116,317	124,571	(8,254)	-7%	365,629	389,911	(24,282)	-7%	150,798	126,516	24,282	16%
Total expense	487,515	495,769	(8,254)	-2%	1,785,260	1,809,542	(24,282)	-1%	367,129	342,847	24,282	7%
(Loss) income before taxes	(54,639)	(62,893)	8,254	-15%	(556,276)	(580,558)	24,282	-4%	47,481	71,763	(24,282)	-51%
Net (loss) income	(57,002)	(65,256)	8,254	-14%	(563,576)	(587,858)	24,282	-4%	49,097	73,379	(24,282)	-49%
Adjusted net income	40,364	32,110	8,254	20%	89,287	65,005	24,282	27%	14,888	39,170	(24,282)	-163%
Adjusted EBITDA	252,470	244,216	8,254	3%	790,215	765,933	24,282	3%	229,115	253,397	(24,282)	-11%

	QTD March 31, 2014				QTD June 30, 2014				YTD June 30, 2014
(in thousands)	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change	As Reported	As Revised	$ Change	% Change
Production expense	98,535	106,856	(8,321)	-8%	58,498	66,953	(8,455)	-14%	157,033	173,809	(16,776)	-11%
Total expense	517,065	525,386	(8,321)	-2%	324,180	332,635	(8,455)	-3%	841,245	858,021	(16,776)	-2%
(Loss) income before taxes	(133,958)	(142,279)	8,321	-6%	(9,991)	(18,446)	8,455	-85%	(143,949)	(160,725)	16,776	-12%
Net (loss) income	(134,085)	(142,406)	8,321	-6%	(8,797)	(17,252)	8,455	-96%	(142,882)	(159,658)	16,776	-12%
Adjusted net income	37,856	29,535	8,321	22%	34,154	25,699	8,455	25%	78,084	61,308	16,776	21%
Adjusted EBITDA	230,394	222,073	8,321	4%	210,314	201,859	8,455	4%	440,708	423,932	16,776	4%

Based on this approach for accounting for the annual shortfall penalty, the Company intends to restate the 2013 quarterly information in the notes to the financial statements in an amended annual report on Form 10-K/A for 2013 to reflect the above annual penalty shortfall attributable to the quarterly periods. In addition, the Company intends to restate the statements of operations for the first and second quarterly periods of 2013 and the first and second quarterly periods of 2014 by filing amended quarterly reports on Form 10-Q/A for each of the first and second quarterly periods of 2014 to reflect the above annual penalty shortfall attributable to the quarterly periods. The Company will restate the statement of operations for the third quarter of 2013 in its Form 10-Q for the third quarter of 2014 to reflect the above annual penalty shortfall attributable to the quarterly periods. Additionally, the Company will revise other related information contained in such filings, including management’s discussion and analysis of financial condition and results of operations, as necessary to provide consistent information for the periods presented. Because the annual penalty expense attributable to the total 2013 shortfall of $32.7 million was recorded in the fourth quarter of 2013, the correction in the quarterly financial statements will not result in a restatement of the statement of operations for the year ended December 31, 2013. Based on the analysis above, the Company concluded that the impact of this approach for accounting for the annual shortfall penalty was not quantitatively or qualitatively material to any results for 2012 and, therefore, concluded that it is not necessary to restate any result for periods in 2012.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

In addition, in response to the Staff’s comment, the Company intends to include additional disclosures in the footnotes to its financial statements and MD&A in the above amendments as well as the Form 10-Q for the third quarter of 2014 and future filings consistent with the following:

Through December 31, 2013, the Company had delivered to Occidental [    ] Mcf of CO2, which is [            ] Mcf less than the cumulative minimum annual CO2 volume requirements for the same period. If such underdelivered volumes are not made up with commensurate overdeliveries in the future, the Company will be obligated to pay Occidental $0.70 per Mcf (approximately $[    ] total) in 2041, which amount has not been accrued by the Company as a liability.

Under certain circumstances, the Company will have the right, beginning in [            ], to reduce future minimum annual CO2 volume requirements under the agreement by paying Occidental an amount equal to the present value of $0.70 multiplied by such reduced CO2 volume requirements as designated by the Company. Assuming no future CO2 deliveries by the Company, this amount would be approximately [$     ] as of [     ], to adjust the future CO2 volume requirements to zero. The Company also may terminate the treating agreement at any time, which would require a termination payment by the Company to Occidental of an amount equal to (a) the present value of $0.70 multiplied by the remaining CO2 volumes required to be delivered under the agreement, plus (b) Occidental’s current net book value of the Century Plant.

Based upon the quantity of CO2 delivered by the Company during the period from January 1, 2014 through September 30, 2014 and estimated quantities the Company expects to deliver during the remainder of 2014, the Company accrued an estimated annual under delivery penalty ($0.25 per Mcf) of approximately $[    ] million for the nine-month period ended September 30, 2014. The Company has not accrued any liability for the $0.70 per Mcf fee (approximately $[    ] million total) that would be due in 2041 if the anticipated shortfall occurs and is not made up in the future as the Company does not believe it is probable.

The Company has first priority on daily available processing capacity for properly nominated and delivered volumes; however, based on cumulative delivered volumes to date, if no further deliveries are made by the Company, beginning in [  *  ] the Century Plant, even if fully utilized, would not have adequate capacity to allow the Company to deliver CO2 volumes attributable to previously incurred delivery shortfalls at that time.

*	As of September 30, 2014, beginning in 2025

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

The Company continues to reassess its previous conclusions regarding the effectiveness of internal control over financial reporting and disclosure controls and procedures as they relate to the accounting under the treating agreement.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

If you have any questions or require any additional information, please contact Philip T. Warman at 405-429-6136 or Justin P. Byrne at 405-429-5706.

Very truly yours,

SandRidge Energy, Inc.

By:	/s/ Eddie M. LeBlanc III

Name:	Eddie M. LeBlanc III

Title:	Executive Vice President and Chief Financial Officer

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

Exhibit A

Responses From Management and Operations at Period End Concerning the WTO
	Current Gas						Enter 3rd Party
	NYMEX Price	Allocated Capex	Purchase Raw	Purchase	Shut in	Allocated Capex	Development
Period End	(1)	To WTO Drilling	Gas	CO2	Wells	To Workovers	Agreements
December 31, 2012	$3.696	none	no	no	no	none	none
March 31, 2013	$3.427	none	no	no	no	none	none
June 30, 2013	$4.418	none	no	no	no	none	none
September 30, 2013	$3.567	none	no	no	no	none	none
December 31, 2013	$3.818	none	no	no	no	none	none
March 31, 2014	$4.855	none	no	no	no	none	none
June 30, 2014	$4.619	none	no	no	no	none	none

(1)	This represents only the current price, however the forward strip was utilized in the decision making process.